RALLY

Bill of Sale

As of [DATE]

This bill of sale (the “Bill of Sale”) records the purchase between RSE Archive, LLC (“Purchaser” or “us”) and [THE SELLER] (“Seller”) with regard to the assets described below (each individually an “Asset”, collectively the “Assets”). This Bill of Sale may be modified or amended only with the prior written consent of Purchaser.

Asset:
Description:
Total Acquisition Cost:
Consideration: Cash (%) Equity (%) Total
Other Terms:

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